Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended April 30,	Year Ended October 31,
	2017	2016	2015	2014		2013	2012
Pre-tax earnings (loss) from continuing operations	$45,865	$86,718	$23,764	$(26,673)		$(80,191)	$(134,699)
Fixed Charges:
Interest expense	28,511	56,656	51,179	47,115		44,042	39,653
Portion of rental expense representative of interest factor	5,249	8,788	8,491	7,550		7,664	7,149

Total Fixed Charges	33,760	65,444	59,670	54,665		51,706	46,802

Pre-tax earnings (loss) from continuing operations plus fixed charges	$79,625	$152,162	$83,434	$27,992		$(28,485)	$(87,897)

Ratio of earnings to fixed charges	$2.36	$2.33	$1.40	$—		$—	$—
					(1)	(2)	(3)

(1)	Earnings for the year ended October 31, 2014 were inadequate to cover fixed charges by $26.7 million.
(2)	Earnings for the year ended October 31, 2013 were inadequate to cover fixed charges by $80.2 million.
(3)	Earnings for the year ended October 31, 2012 were inadequate to cover fixed charges by $134.7 million.